PROSPECTUS
                                                             File No. 333-61118
                                               Filed pursuant to Rule 424(b)(1)

                                5,147,856 Shares

                               THERMOGENESIS CORP.

                                  Common Stock


     All of the shares of common stock of THERMOGENESIS CORP. offered are being sold by the selling stockholders listed in this Prospectus. Of the shares being sold by the selling stockholders, up to 1,203,809 shares may be resold upon the exercise of outstanding warrants. The common stock and warrants were issued in a private debt financing in December 2000 and a private placement completed in April 2001. We will not receive any proceeds from the resale of any common stock by the selling stockholders.

     Our common stock is traded and listed on The Nasdaq SmallCap Market, under the symbol "KOOL." On May 25, 2001, the last reported sale price for the common stock was $2.40. There is no market for the warrants.

                         _______________________________
          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                          SEE "RISK FACTORS" AT PAGE 4.
                         _______________________________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such state.





                  The date of this Prospectus is May 25, 2001.

                               PROSPECTUS SUMMARY

     This Prospectus contains or incorporates "forward-looking statements," which include statements about our business strategy, our growth strategy, our product development and marketing efforts, and anticipated trends in our business, which are not historical facts. We may also make additional forward-looking statements from time to time in filings that we make with the Securities and Exchange Commission. When we use words like "believe," "expect," "anticipate," "project," and similar expressions, this should alert you that the statement is forward-looking. Forward- looking statements speak only as of the date made, based largely on expectations. These expectations are generally subject to a number of risks and uncertainties, some of which cannot be predicted or quantified, and which are beyond our control. Future events and actual results may differ materially from the anticipated results expressed in, contemplated by, or underlying our forward-looking statements. Statements in this Prospectus, and in documents incorporated by reference into this Prospectus, including those set forth in the caption "Risk Factors" describe factors, among others, that could contribute to or cause differences. In light of these risks and uncertainties, we can not give any assurances that the forward-looking information will in fact transpire or prove to be accurate in the future.


Our Business

     We are a leading developer and manufacturer of micro-manufacturing systems designed to harvest biopharmaceutical drugs from blood. Biopharmaceutical drugs utilize the body's naturally occurring proteins, enzymes, growth factors, hormones and cells to treat human diseases. Our technology platforms are designed to micro- manufacture biopharmaceutical drugs from a single donation of blood, in contrast to the manufacture of biopharmaceutical drugs using "pools" of blood from thousands of donors, or by using expensive technology.

Our Strategy

     Our strategy to take advantage of our market opportunity includes:

o    Utilizing   our   expertise   in   the   areas   of   thermodynamics    and
     cryopreservation;

o Developing new products through platform designs to build new products with only a small incremental research and development investment;

o Become the leader in the design, development, manufacture, and sale of medical devices which produce biopharmaceutical drugs from an autologous or directed single donor unit of blood to reduce or eliminate contamination and risk of infection to the recipient; and

o Develop disposable products that are used with our platform designed products to provide a recurrent stream of revenue.

Risk Factors

For a discussion of considerations relevant to an investment in our common stock, see the section entitled "RISK FACTORS" beginning on page 4.

The Offering

Common Stock Outstanding Before the Offering..........................31,354,576
Common Stock Offered by Selling Stockholders (a).......................1,203,809
Common Stock Outstanding After the Offering (a).......................32,558,385
Use of Proceeds                         We  will  not  receive any proceeds from
                                        the  resale  of  common  shares  by  the
                                        Selling  Stockholders.  We  will receive
                                        proceeds if certain outstanding warrants
                                        are  exercised.   Any  proceeds from the
                                        exercise of warrants will be used for working capital.

Nasdaq SmallCap Symbol......................................................KOOL

(a) Assumes that warrant holders have exercised their warrants to purchase 1,203,809 shares of common stock in the aggregate. The number of shares of common stock that is being registered by this registration statement is the total number of shares of common stock and shares of common stock that may be issued upon the exercise of warrants.

                                  RISK FACTORS


     An investment in our common stock involves a number of very significant risks. Because of these risks, only persons able to bear the risk of and withstand the loss of their entire investment should invest in our common stock. Prospective investors should also consider the following before making an investment decision.

     We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue. Except for net income of $11,246 for fiscal 1994, we have not been profitable since our inception. For the fiscal year ended June 30, 2000, we had a net loss of $5,818,000, and an accumulated deficit at June 30, 2000, of $37,339,000. For the nine months ended March 31, 2001, we had a net loss of $3,811,000. The report of independent auditors on our June 30, 2000, financial statements includes an explanatory paragraph indicating there is substantial doubt about our ability to continue as a going concern. Although we are executing on our business plan to market launch new products, continuing losses will impair our ability to fully meet our objectives for new product sales and will further impair our ability to meet continuing operating expenses. Lack of operating funds may result in staff reductions and curtailment of clinical trials currently planned. See Risk Factor entitled "If We Are Unable to Raise Funds Our Growth May Be Adversely Affected" below.

     If We Are Unable to Raise Funds Our Growth May Be Adversely Affected. Historically, we have had to seek capital and to develop our products for operations due to lack of revenues. Based on proceeds of approximately $5 million from our recent private placement (See "Recent Financing and Other Recent Events" on page 11), we believe we will have sufficient working capital for the next twelve months operations. However, if actual sales do not meet expectations, or marketing, production and clinical trial costs increase significantly, we will need additional financing to complete and implement our long-term business objectives. Further, delays in obtaining required governmental clearances for, or additional testing requirements prior to, marketing our new products will result in decreased revenues and increased costs that may require us to seek additional financing. In the event that there is a cash shortage and we are unable to obtain a debt financing, additional equity financing will be required. Seeking additional financing would dilute the ownership of existing stockholders.

     We Have Limited Testing Data and Must Complete Further Testing Successfully in Order To Obtain Regulatory Permission to Initiate Human Clinical Trials Required to Market our CryoSeal Fibrin Sealant (FS) System. The Company has completed certain in vitro and in vivo testing of its CryoSeal FS System, and further clinical studies are to begin in the near future in Italy, Japan, Canada, and the United States with the CryoSeal FS System. Other in vitro studies have occurred with the BioArchive Stem Cell System. While these studies provide a basis to achieve regulatory permission to promote these systems for some of the indications that management believes can be achieved, they do not provide a basis to achieve all of the indications. Further clinical studies must be performed. There can be no assurance that the clinical studies can be successfully completed within the Company's expected time frame and budget, or that the Company's products will prove effective in the required clinical trials. If the Company is unable to conclude successfully the clinical trials of its products in development, the Company's business, financial condition and results of operation could be adversely affected.

     Our Failure to Develop New Products Will Adversely Effect Our Future Growth. Historically, substantially all of our sales have been from products related to the freezing, thawing, and storing of blood plasma. Because we expect this segment of the blood plasma market to have limited growth, new products for the biotechnology market will have to be successfully developed and marketed for future growth. We are currently focusing on developing and marketing novel blood processing systems such as the CryoSeal FS System for the automated production of autologous or allogeneic blood components used as a fibrin sealant. Although this product uses technology related to our core research, it also represents a departure from our core blood plasma business. Further, although we have had discussions with experts in areas of application for these products, these products are still in their development and/or initial market phase. No assurance can be given that all of these potential products can be successfully developed, and if developed, that a market will also develop for them.

     If We Fail to Maintain Our Nasdaq Listing, Liquidity of the Company's Stockholders Will Be Adversely Affected. Our common stock is listed with the Nasdaq SmallCap Market which has established certain maintenance listing requirements that must be satisfied in order for a company's shares of common stock to continue to be listed. Currently, our common stock meets the Nasdaq Small Cap Market maintenance listing requirements. However, if we continue to incur losses, this may affect our ability, among other things, to meet the net tangible assets of $2 million requirement or minimum Bid Price of $1 per share listing requirement as set by the Nasdaq SmallCap Market. We cannot assure that we will always be able to meet the Nasdaq SmallCap Market listing requirements in the future. Failure to meet the Nasdaq SmallCap Market listing requirements could result in the delisting of our common stock from the Nasdaq SmallCap Market which may adversely affect the liquidity of our shares.

     Our Business is Heavily Regulated, Resulting in Increased Costs of Operations and Delays in Product Sales. Most of our products require FDA clearance to sell in the U.S. and require clearance from comparable agencies to sell our products in foreign countries. These clearances may limit the U.S. or foreign market in which our products may be sold or circumscribe applications for U.S. or foreign markets in which our products may be sold. The majority of our products related to freezing blood components are currently exempt from the requirement to file a 510(k) pre- market application and our CryoSeal AHF System received clearance from the FDA in February 1999. These products are currently marketed and sold worldwide. Further, our products must be manufactured under principals of our quality system for continued Certificate European (CE) marking that allows our products to be marketed and sold in Europe, which are similar to the quality system regulations of both the FDA and California Department of Health. Failure to comply with those quality system requirements and regulations may subject the Company to delays in production while it corrects any deficiency found by either the FDA or the State of California during any audit of our quality system. With limited working capital and resources, there is no assurance that we will not be found to be out of compliance, resulting in warning letters or, in worst case, temporary shut down of manufacturing while the non-conformances are rectified.

     Influence By the Government and Insurance Companies May Adversely Impact Sales of Our Products. Our business may be materially affected by continuing efforts by government, and third party payors such as medicare, medicaid, and private health insurance plans, to reduce the costs of healthcare. For example, in certain foreign markets the pricing and profit margins of certain healthcare products are subject to government controls. In the U.S., we expect that there will continue to be a number of federal and state proposals to implement similar government control. In addition, increasing emphasis on managed care in the U.S. will continue to place pressure on the pricing of healthcare products. As a result, continuing effort to contain healthcare costs may result in reduced sales or price reductions for our products. To date, we are not aware of any direct impact on our pricing or product sales due to such efforts by governments to contain healthcare costs, and we do not anticipate any immediate impact in the near future.

     Our Inability to Protect Our Patents, Trademarks, and Other Proprietary Rights Could Adversely Impact Our Competitive Position. We believe that our patents, trademarks, and other proprietary rights are important to our success and our competitive position. Accordingly, we devote substantial resources to the establishment and protection of our patents, trademarks, and proprietary rights. We currently hold patents for products, and have patents pending for additional products that we market or intend to market. However, our actions to establish and protect our patents, trademarks, and other proprietary rights may be inadequate to prevent imitation of our products by others or to prevent others from claiming violations of their trademarks and proprietary rights by us. If our products are challenged as infringing upon patents of other parties, we will be required to modify the design of the product, obtain a license, or litigate the issue, all of which may have an adverse business effect on us.

     Failure to Protect Our Trade Secrets May Assist Our Competitors. We protect our trade secrets and proprietary know-how for our products by various methods, including the use of confidentiality agreements with employees, vendors, and customers. However, such methods may not provide complete protection and there can be no assurance that others will not obtain our know-how, or independently develop the same or similar technology. We prepare and file for patent protection on aspects of our technology which we think will be integrated into final products early in design phases, thereby limiting the potential risks.

     Competition in Our Industry is Intense and Will Likely Involve Companies With Greater Resources Than We Have. We hope to develop a competitive advantage in the medical applications of our products, but there are many competitors that are substantially larger and who possess greater financial resources and personnel than we have. Our current principal market is the users of ultra-rapid blood plasma freezing and thawing equipment. There are four companies that sell freezers to the blood plasma freezing industry which are larger and possess greater financial and other resources than we do. The CryoSeal System may face competition from major plasma fractionaters that currently sell fibrin glue sourced from pooled plasma outside the U.S. With regard to the BioArchive System, numerous larger and better-financed medical device manufacturers may choose to enter this market as it develops.

     We Have a Limited Marketing and Sales Force for New Products Which May Delay Our Goal of Increased Sales Levels. We currently sell our existing medical devices through a direct sales and marketing force, and our foreign distribution network. Although we have entered into geographically exclusive distribution agreements for the area of the two new platform products and we continue to seek strategic partners, there are no assurances that the distributors will sell significant numbers of the systems.

     Our Lack of Production Experience May Delay Producing Our New Products. We currently manufacture our blood plasma thawers and freezers that are less technologically sophisticated products. Although we have redesigned our manufacturing facility to accommodate the BioArchive System and the CryoSeal System, we do not have significant experience in manufacturing those more complex medical devices or in the manufacture of disposables. Furthermore, there can be no assurance that our current resources and manufacturing facility could handle a significant increase in orders for either the BioArchive System or the CryoSeal System. If we are unable to produce enough to meet the demand for sales of the new systems, we would need to contract with third-party manufacturers for the backlog, and there are no assurances that a third party will be available or will produce the systems at favorable prices. Inability to have products manufactured by third parties at a competitive price will erode anticipated margins for such products, and negatively impact our profitability.

     Our New Products Are at Initial Market Introduction, and We Are Not Sure the Market Will Accept Them. The market acceptance of our new products in development will depend upon the medical community and third-party payers accepting the products as clinically useful, reliable, accurate, and cost effective compared to existing and future products or procedures. Market acceptance will also depend on our ability to adequately train technicians on how to use the CryoSeal System and the BioArchive System. Even if our new product systems are clinically adopted, the use may not be recommended by the medical profession or hospitals unless acceptable reimbursement from health care and third party payers is available. Failure of either of these new systems to achieve significant market share could have material adverse effects on our long term business, financial condition, and results of operation.

     Failure to Keep Our Senior Management Team May Adversely Affect Our Operations. We are dependent upon the experience and services of Philip H. Coelho, Chairman and Chief Executive Officer, and James H. Godsey, President and Chief Operating Officer. The loss of either person would adversely affect our operations. We have obtained key man life insurance covering Mr. Coelho in the amount of $2,000,000 as some protection against this risk.

     Product Liability and Uninsured Risks May Adversely Affect Continuing Operations. We may be liable if any of our products cause injury, illness, or death. We also may be required to recall certain of our products should they become damaged or if they are defective. We are not aware of any material product liability claim against us. Further, we maintain a general liability policy that includes product liability coverage of $1,000,000 per occurrence and $2,000,000 per year in the aggregate. However, a product liability claim against us could have a material adverse effect on our business or financial condition.

     The Market Price for Our Common Stock May Fall if Selling Stockholders or Other Security Holders Sell A Substantial Amount of Their Stock. Under an agreement with the holders of the Series B preferred stock, we registered for resale shares of common stock to be issued upon the conversion of the Series B preferred stock and upon the exercise of the warrants. We have also registered additional shares of common stock that may be issued upon conversion of the preferred stock if we elect to add accrued dividends to the conversion value of the preferred stock. Further, if a substantial decline in the average market price of our common stock were to occur, the conversion price would be set at a lower price and additional shares may also be issued. Because the trading price for our common stock may be affected by the number of shares available for resale, the market price of our common stock could drop as a result of sales of a large number of shares of our common stock in the market, or due to the perception that such sales could occur.

     We Could Be Required to Redeem Our Series B Convertible Preferred Stock at a Premium Which Would Require a Large Expenditure of Capital and Could Have a Material Adverse Affect on Our Financial Condition. The holders of our Series B convertible preferred stock have the right to force us to repurchase their Series B convertible preferred stock at a premium if the Company takes certain action, deemed to be solely within the Company's control such as, causing the Company to be delisted from the Nasdaq Market, or taking other defined action detrimental to the Series B preferred stockholders. The repurchase of our Series B convertible preferred stock would require a large expenditure of capital and we may not have sufficient funds to satisfy the redemption. In addition, you could face further dilution of your ownership percentage as a result of a decline in the market price of our common stock or in the event of certain defaults which would result in an increase in the number of shares of common stock issuable upon conversion of the Series B convertible preferred stock. Any such event could adversely affect the price of our stock and our ability to raise additional capital. We have no intention of taking action that would require such an event.

     We Do Not Pay Cash Dividends. To date, we have not paid any cash dividends, and we do not expect to pay any cash on our common stock in the foreseeable future. The Series B convertible preferred stock carries a mandatory 6% dividend, paid quarterly, out of funds legally available. At our election, that dividend may be accrued to the conversion value of that series of stock in lieu of any cash payment. With our current cash needs, we do not anticipate that the dividend will be paid in cash and, therefore, additional shares of common stock may be issued upon conversion.

     The Conversion Price of the Series B Preferred Stock is Subject to Readjustment That May Adversely Affect the Market Price For a Share of Common Stock. On December 22, 2000, the conversion price for which Series B preferred stock may be converted into shares of common stock was set at $1.6115 per share. However, the conversion price will be adjusted on June 22, 2001 and every six months thereafter to be the lesser of (a) 130% of the fixed conversion price of $2.2719 or (b) 90% of the average market price for the ten days prior to such adjustment. In a declining market, this conversion feature may have the effect of creating additional downward pressure on the price of our common stock.

     The Holders of the Series B Preferred Stock May Deliver Registered Shares of Common Stock Against Short Positions Which May Put Downward Pressure on the Price of a Share of Our Common Stock. The holders of the Series B preferred stock may deliver registered common stock against a short position. Because the conversion price represents a discount of the current trading price of a share of common stock, a large number of sales of common stock by, or coverage of a large short position by, the Series B Preferred stockholders will have an adverse effect on the price of our common stock. The Series B preferred stockholders have agreed that they will not engage in any open market transactions in our securities, including any short sales, during the 20 trading day period prior to any conversion price re-set date.

     Adoption of New Revenue Recognition Rules May Impact Timing of Revenue Recognition and May Cause Prior Revenue Results to be Restated. On December 3, 1999, the SEC staff issued Staff Accounting Bulleting ("SAB") No. 101, "Revenue Recognition." The Company's existing revenue recognition policy is to recognize revenue at the time the customer takes title to the product, generally at the time of shipment. The Company is currently assessing the impact, if any, that the SAB will have on its revenue recognition policy. Management is investigating the new rules as it relates to the installation of the BioArchive system and whether the Company practices may require the revenue recognition of the entire system to be delayed until the installation occurs.

     Dependence on Suppliers for Custom Components may Impact the Production Schedule. The Company obtains certain custom components from one supplier. If the supplier raises the price of the component or discontinues production, the Company will have to find another qualified supplier to provide the component. However, any transfer between qualified suppliers may impact the production schedule, thus delaying revenues, and/or cause the price of the key components to increase.

                          SUMMARY FINANCIAL INFORMATION

     The following summary information is derived from the financial statements included in our Annual Report on Form10-K for the year ended June 30, 2000 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, incorporated by reference herein, and should be read in conjunction with those financial statements and the related notes thereto.


                                                                                           For the Nine Months Ended
                                                 For the Year Ended June 30,                         March 31,
                                                 ---------------------------                         ---------
                                          1998              1999             2000             2000               2001
Statement of Operations Data:
Revenues                               $4,482,000        $5,108,000       $4,211,000       $3,256,000         $4,563,000
Operating expenses                     $8,424,000        $6,729,000       $5,819,000       $4,183,000         $4,163,000
Net loss                              $(9,550,000)      $(6,098,000)     $(5,818,000)     $(4,311,000)       $(3,811,000)
Per Share Data:

Net loss before preferred stock       $(9,550,000)      $(6,098,000)     $(5,818,000)     $(4,311,000)       $(3,811,000)
dividend  or discount and
cumulative effect of
accounting change
Preferred stock dividend or                     -       $(3,907,000)       $(905,000)       $(558,000)          $(92,000)
discount
Cumulative effect of accounting                 -                 -                -                -          $(580,000)
change
Net loss to common                    $(9,550,000)     $(10,005,000)     $(6,723,000)     $(4,869,000)       $(4,483,000)
stockholders
Basic and diluted net loss per             $(0.54)           $(0.52)          $(0.30)          $(0.23)            $(0.15)
share before cumulative effect
of accounting change
Cumulative effect of accounting                 -                 -                -                -             $(0.02)
change
Basic and diluted net loss per             $(0.54)           $(0.52)          $(0.30)          $(0.23)            $(0.17)
common share
Shares used in computing per           17,629,876        19,242,310       22,288,912       21,454,848         26,389,540
share data


                                               June 30,                       March 31,
                                               --------                       ---------
                                          1999           2000            2000          2001
                                          ----           ----            ----          ----
Selected Balance Sheet Data:
Working Capital                        $5,085,000     $4,613,000      $5,925,000    $1,693,000
Total Assets                           $8,133,000     $6,735,000      $8,076,000    $5,983,000
Total Liabilities                      $1,413,000     $1,043,000      $  922,000    $3,321,000
Stockholders' Equity                   $6,720,000     $5,692,000      $7,154,000    $5,692,000

                               THERMOGENESIS CORP.

     We design and sell products and devices which utilize our proprietary thermodynamic technology for the processing of biological substances, including the cryopreservation, thawing, harvesting, and archiving of blood components. Historically, our primary revenues have been from sales of blood plasma freezers and thawers to hospitals, blood banks, and blood transfusion centers. Currently, we are manufacturing several categories of thermodynamic devices that are being sold to the blood plasma industry under FDA clearance to market in the United States. Other potential markets for our proprietary technology include surgical, pharmaceutical, and industrial applications. Since fiscal year 1998, we focused our efforts on research and development and refinement of a core line of products for blood banks. Since fiscal 1994, we have developed new applications for our products and technology, including a system for harvesting cryoprecipitated AHF from a donor's blood plasma for use in the treatment of hemophilia, and by some physicians as a hemostatic agent or tissue sealant in certain surgical and medical procedures.

     Our strategy has been to develop superior blood processing devices for the niche blood processing markets where new products could quickly establish credibility for our proprietary technology. We believe that by concentrating our products to serve the blood plasma industry, many customers, such as the Red Cross or other blood transfusion societies of various countries, would validate our proprietary technology for rapid freezing of biological substances, more specifically blood plasma. Early products, which received 510(k) permission to market, are sold to blood banks and hospitals either directly or through our distribution network in the 32 countries where our products are marketed. See our "Annual Report on Form 10-K. -- Description of the Business."

     From 1988 to 1992, our products were designed to transfer heat by causing heat transfer liquids to directly contact plastic sealed containers within which resided various blood components. Early product designs used liquids containing chloro-flouro-carbons ("CFC") which we phased out in the fall of 1992. Thereafter, we developed an alternative heat transfer method which automatically interposed a thin flexible membrane between the heat transfer liquid and biological substances which process allowed for use of non-CFC based heat transfer liquids.

     Principal products initially developed by us and marketed to hospitals, blood banks, and blood transfusion centers consisted of freezers and thawers for blood plasma. We have continued to design and develop various freezer models and thawers for expanded applications, and these products remain the core products of our current business. To expand our market and product use, we have changed the focus of our research and development to the design of new products that would be applied to different applications within the blood industry, including surgical, pharmaceutical, and medical procedures that utilize freezing and thawing technology as part of standard procedures. See our "Annual Report on Form 10-K."

Our History

     Our core expertise lies in the technical fields of thermodynamics and cryopreservation, technologies that we initially applied to the development of ultra-rapid freezers and thawers, which are currently being sold to blood banks and hospitals in 32 countries throughout the world. Until the fourth quarter of fiscal year 1998, our revenues had been principally derived from these products. Following four years of intensive research and development, we began shipping in the second quarter of fiscal year 1998 our new platform product called the BioArchive(R) System. The BioArchive System is a computer-controlled liquid nitrogen platform with dedicated disposables for the collection, cryopreservation, and archive of blood and blood components. The BioArchive System is used internationally and in the U.S. as part of a National Heart Lung and Blood Institute study to process, cryopreserve, and archive hematopoietic stem and progenitor cells sourced from placental cord blood. These stem cells are then used to reconstitute the immune system of patients suffering from leukemia, lymphoma, diverse inherited anemias, or hypoproliferative stem cell disorders. We have entered into a period of rapid transformation as we begin to manufacture and market micro- manufacturing systems which may generate recurring revenues from the ongoing sale of high margin blood processing disposables.

     Our strategy is to utilize our two new technology platforms - the BioArchive Platform and the CryoSeal(TM) Platform - as the basis for developing micro-manufacturing systems to produce biopharmaceutical drugs from either autologous or single-directed donor blood which will compete in two major medical markets: Wound Care and Cellular Therapy. Currently, the Company is aggressively pursuing worldwide strategic partners in an effort to maximize the value of its new technology platforms.

     We are incorporated in Delaware, and our principal executive offices are located at 3146 Gold Camp Drive, Rancho Cordova, California 95670 and our telephone number is (916) 858-5100.

Recent Financing and Other Recent Events

     On April 27, 2001, we completed a private placement of 3,944,047 shares of common stock, raising an aggregate of $7,099,284, before direct expenses. Warrants to purchase 788,809 shares of common stock at an exercise price of $2.88 per share were also issued. On December 21, 2000, warrants to purchase 415,000 shares of common stock at an exercise price of $1.625 per share were issued in connection with our debt placement. The net proceeds from the private placement are being used to fund clinical trials through an independent Clinical Research Organization to support the Company claims for the CryoSeal Fibrin Sealant System and for general working capital. Under the terms of the private placement, we are required to register for resale the common shares and common shares underlying the warrants.

                             SUMMARY OF THE OFFERING

     We are registering 5,147,856 shares of common stock for resale by the selling stockholders of which 1,203,809 shares may be issued upon the exercise of warrants.

                                 USE OF PROCEEDS

     We will receive no proceeds from the resale of the shares of common stock by the selling stockholders. We will, however, receive proceeds if the selling stockholders pay cash to exercise their warrants. Those proceeds, if any, will be used for general working capital.

                              PLAN OF DISTRIBUTION

     The selling stockholders, their pledgees, donees, transferees, or other successors in interest may from time to time offer and sell all or a portion of the shares in transactions on the Nasdaq SmallCap Market, or on any other securities exchange or market on which the common stock is listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then-current market price or at negotiated prices. The selling stockholders or their pledgees, donees, transferees, or other successors in interest may sell their shares directly or through agents or broker-dealers acting as principal or agent, or in block trades or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus supplement. Each of the selling stockholders and their pledgees, donees, transferees or other successors in interest reserves the right to accept or reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

     In connection with distributions of the shares, any selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. Any selling stockholder also may sell the shares short and deliver the shares to close out such short positions. See "Risk Factors-The Holders of the Series B Preferred Stock May Deliver Registered Shares of Common Stock Against Short Positions Which May Put Downward Pressure on the Price of the Share of Common Stock." Any selling stockholder also may enter into options or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, which may then resell or otherwise transfer such shares. Any selling stockholder also may loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default may sell or otherwise transfer the pledged shares. These activities are mitigated by the Series B preferred stock purchase agreement between us and the Series B convertible preferred stockholders which prohibits trading in our common stock by the Series B preferred stockholders during the period of 20 trading days prior to when the conversion price is subject to periodic adjustment.

     The selling stockholders, any agents, dealers or underwriters that participate with the selling stockholders in the resale of the shares of common stock and the pledgees, donees, transferees or other successors in interest of the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, in which case any commissions received by such agents, dealers or underwriters and a profit on the resale of the shares of common stock purchased by them may be deemed underwriting commissions or discounts under the Securities Act.

     There is no assurance that the selling stockholders will sell any or all of the shares.

     Pursuant to registration rights agreements between us and certain of the selling stockholders, we have agreed to pay all expenses of the Company and selling stockholders incurred in the registration of the shares other than brokerage commissions incurred by the selling stockholders.

     In addition to selling their common stock under this Prospectus, the selling stockholders may:

     o transfer their common stock in other ways not involving market makers or established trading markets, including by gift, distribution, or other transfer; or

     o    sell their common stock under Rule 144 of the Securities Act.

                              SELLING STOCKHOLDERS

     The following table identifies the selling stockholders, as of April 27, 2001, and indicates certain information known to us with respect to (i) the number of shares of common stock held by the selling stockholders, (ii) the amount to be offered for the selling stockholders' account, and (iii) the number of shares and percentage of outstanding shares of common stock to be owned by the selling stockholders after the sale of the common stock offered by the selling stockholders. The selling stockholders are not obligated to sell their common stock offered by this Prospectus.

     The number of shares listed under "Shares to be Sold" in the table assumes that the selling stockholders have exercised their warrants into the maximum number of shares currently permitted and will sell all common shares in a secondary offering pursuant to this Prospectus.

     Under the Exchange Act, any person engaged in a distribution of the shares of our common stock offered by this Prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, each selling stockholder may be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. Further, the selling stockholders may resell their shares pursuant to Rule 144.

     The warrants are not registered or listed for trading on the Nasdaq Stock Market or on any exchange.

     The 1,203,809 of the shares shown as owned and offered by the stockholders under this Prospectus may be issued upon exercise of warrants acquired by these selling stockholders from us in a private placement and resold.



                                             Shares Owned                            Shares Owned
                                         Prior to Offering(1)   Shares to be Sold   After Offering

Name of Stockholder                             Number                Number            Number      Percentage
-------------------                             ------                ------            ------
Federated Kaufmann Fund                      2,223,062 (2)          1,666,662          556,400          1.8%
Pequot Navigator Offshore Fund, Inc.           120,000 (3)            120,000                0            0
Pequot Scout Fund, LP                          240,000 (4)            240,000                0            *
Roy Korins                                      69,500 (5)             60,000            9,500            *
David L. Katsky                                 61,750 (6)             60,000            1,750            *
Stephen J. Swiatkiewicz                         15,000 (7)             15,000                0            *
Bernard McElhone                                30,000 (8)             30,000                0            *
Atlas II, LP                                 2,427,910 (9)          2,000,910          427,000          1.3%
David Hardie Keogh                              16,665 (10)            16,665                0            *
New England Venture Partners, LP               267,846 (11)           177,846           90,000            *
Clarion Offshore Fund Ltd.                     100,800 (12)           100,800                0            *
Clarion Partners, L.P.                         139,200 (13)           139,200                0            *
Morton A. Cohen                                133,333 (14)           133,333                0            *
Clarion Capital Corporation                    171,827 (15)            99,996           71,831            *
Spencer Browne                                 427,432 (16)            43,332          384,100          1.2%
Philip Coehlo                                  731,375 (17)            44,446          686,929          2.2%
David Howell                                   129,000 (18)            69,000           60,000            *
David Adams                                     22,834 (19)            13,334            9,500            *
Sam Acosta                                     166,457 (20)            13,332          153,125            *
Valor Capital Management, LP                    60,000 (21)            60,000                0            *
HEH Investment Partners, LP                     90,000 (22)            20,000           70,000            *
McEnany Holding, Inc.                          133,329 (23)            20,000          113,329            *
Brian and Renee Ruecker                        124,874 (24)             4,000          120,874            *

Footnotes to Table

 *       Less than one percent.

(1) The ownership includes options and warrants exercisable on or before July 15, 2001.
(2)  Includes 277,777 shares issuable upon the exercise of warrants.
(3)  Includes 20,000 shares issuable upon the exercise of warrants.
(4)  Includes 40,000 shares issuable upon the exercise of warrants.
(5)  Includes 10,000 shares issuable upon the exercise of warrants.
(6)  Includes 10,000 shares issuable upon the exercise of warrants.
(7)  Includes 2,500 shares issuable upon the exercise of warrants.
(8)  Includes 5,000 shares issuable upon the exercise of warrants.
(9)  Includes 583,485 shares issuable upon the exercise of warrants.
(10) Includes 2,777 shares issuable upon the exercise of warrants.
(11) Includes 59,641 shares issuable upon the exercise of warrants.
(12) Includes 16,800 shares issuable upon the exercise of warrants.
(13) Includes 23,200 shares issuable upon the exercise of warrants.

(14) Includes 22,222 shares issuable upon the exercise of warrants.
(15) Includes 16,666 shares issuable upon the exercise of warrants, 110,000 shares issuable upon the conversion of 22,000 shares of Series A Preferred Stock and 26,831 shares issuable upon the conversion of 40 shares of Series B Preferred Stock at the current conversion price of $1.6115 plus accrued interest.
(16) Includes 15,555 shares issuable upon the exercise of warrants and 40,000 shares issuable upon the exercise of options.
(17) Includes 21,003 shares issuable upon the exercise of warrants and 316,667 shares issuable upon the exercise of options.
(18) Includes 19,000 shares issuable upon the exercise of warrants and 40,000 shares issuable upon the exercise of options. Mr. Howell is the President and General Partner of New Venture Partners. (See Footnote 11 for ownership.) Mr. Howell disclaims ownership of 89.8% of New England Venture Partners, LP.
(19) Includes 4,723 shares issuable upon the exercise of warrants.
(20) Includes 4,722 shares issuable upon the exercise of warrants and 153,125 shares issuable upon the exercise of options.
(21) Includes 10,000 shares issuable upon the exercise of warrants.
(22) Includes 20,000 shares issuable upon the exercise of warrants. Also, includes 60,000 shares issuable upon the exercise of options and 10,000 shares issuable upon the exercise of warrants owned by Dr. Hubert Huckel.
(23) Includes 20,000 shares issuable upon the exercise of warrants. Also, includes 43,329 shares, 60,000 shares issuable upon the exercise of options and 10,000 shares issuable upon the exercise of warrants owned by Mr. Patrick McEnany.
(24) Includes 4,000 shares issuable upon the exercise of warrants and 97,400 shares issuable upon the exercise of options.




Relationship with Selling Stockholders

     Philip Coehlo is our Chief Executive Officer and Chairman of the Board. Spencer Browne and David Howell are members of our Board of Directors. New England Venture Partners LP is an affiliate of David Howell. McEnany Holding, Inc. is an affiliate of Pat McEnany, a Director. HEH Investment Partners, L.P. is an affiliate of Hubert Huckel, a Director. Renee Ruecker is our Vice President of Finance. Sam Acosta is our Vice President of Manufacturing Operations. David Adams is a shareholder of Bartel Eng & Schroder, our outside Counsel. Mr Adams previously served as General Counsel and was also our interim Vice President of Regulatory Affairs and Quality Systems. None of the other selling stockholders has had any material relationship with us within the past three years.

                            DESCRIPTION OF SECURITIES

     Our authorized capital stock consists of two classes: 50,000,000 shares, $.001 par value, of common stock and 2,000,000 shares, $.001 par value, of preferred stock. As of April 30, 2001, 31,354,576 shares of common stock were outstanding, 158,000 shares of Series A preferred stock were outstanding, and 570 shares of Series B preferred stock were outstanding. There are no other series of preferred stock outstanding.

Common Stock

     Common stock holders have full voting rights, one vote for each share held of record. Subject to preferential rights of Series A and Series B preferred stockholders, common stockholders are entitled to receive dividends as may be declared by the Board out of funds legally available therefor, and share pro rata in any distributions to stockholders upon liquidation. Common stockholders have no conversion, preemptive, or other subscription rights. All of the outstanding shares of common stock are, and the common shares offered hereby will be, validly issued, fully paid, and nonassessable.

Preferred Stock

     As discussed below, we have two series of preferred stock designated. The Board is authorized to establish other series or designations of preferred stock with rights, preferences, privileges, and restrictions on such stock as the Board may determine, subject to the rights of the outstanding series of preferred stock.

Series A Convertible Preferred Stock

     We have designated 1,200,000 shares as Series A convertible preferred stock. Each share of Series A preferred stock has the following characteristics:

     Conversion. Each share of Series A preferred stock is convertible into five shares of common stock at the option of the holder or at our option provided that the common stock is trading at an average price equal to or greater than $5.00 per share for 30 consecutive trading days. Each share of Series A preferred stock is subject to customary anti-dilution protection.

     Voting Rights. Provided that more than 35% of the original number of Series A preferred stock shares remain outstanding, the Series A preferred stockholders are entitled to vote for one director, as a separate class, and approval by holders of at least a majority of the Series A preferred stock, voting together as a separate class, is required for certain events including (i) any issuance of a new series of shares having rights, preferences, or privileges with respect to liquidation preference, redemption or dividend rights senior or equivalent to the Series A preferred stock, (ii) any payment or declaration of any dividends rights or any other distribution or redemption of any of our capital stock,
(iii) sale or disposition of substantially all of our property or business or any consolidation or merger with any entity in which we are not the survivor,
(iv) an amendment to our articles of incorporation or bylaws, and (v) any investments of another business exceeding $1 million in the aggregate. Unless required by law, the Series A preferred stockholders will be entitled to vote on all other matters with the common stockholders, together as a class, on an as converted basis. The Series A preferred stockholders have approved by a majority vote the issuance of the Series B preferred shares on a pari passu basis with the Series A shares.

     Dividends. Each share of Series A preferred stock is entitled to receive non-cumulative dividends at the same rate and same time as any dividends declared on our common stock determined on an as converted basis.

     Liquidation Rights. Upon liquidation, dissolution, or winding up of our company, the holder of Series A preferred stock shall be entitled to received a liquidation preference equal to $6.25 per share which shall increase at the rate of 8% per share, per year, compounded annually on each anniversary date of the issuance of the Series A preferred stock before there are any distributions to common stockholders. After payment to Series A preferred stockholders of the liquidation preference as adjusted, the Series A preferred stockholders shall not be entitled to any further distribution. If upon any liquidation, dissolution, or winding up the assets to be distributed among the Series A preferred stockholders shall be insufficient for full payment of the liquidation preference, then the amount to be distributed shall be distributed ratably to the Series A preferred stockholders and any other preferred stock of equal rank.

     Preemptive Rights. Each Series A preferred stockholder has preemptive rights to purchase any new share issuance by us in order to maintain his or her percentage share ownership interest in our company.

Series B Convertible Preferred Stock

     We have designated 4,080 shares as Series B convertible preferred stock. Each share of Series B preferred stock has the following characteristics:

     Conversion. The Series B convertible preferred stock is currently limited in conversion to a maximum of 4,236,000 shares, under all circumstances. However, the conversion price is a fixed conversion price of $1.6115 which represents the average market price of our common stock for the ten days prior to the reset date of December 22, 2000. The conversion price will be adjusted on June 22, 2001 and every six months thereafter to be the lesser of (a) 130% of the fixed conversion price as stated above, or (b) 90% of the average market price for the ten days prior to such adjustment date. If certain events occur, such as our inability to provide the Series B preferred stockholders with common stock on a timely basis, or our failure to pay any applicable redemption price when due and such events are deemed not within the Company's control, meaning they result by no action or inaction on the Company's part, the conversion price will be adjusted to an amount equal to 70% of what it otherwise would have been at that time. The adjusted conversion price will be in effect for the period beginning on the date of event and for sixty days thereafter.

     In addition, the conversion price will be subject to adjustment if, based on the then current conversion price, the Series B preferred stock may be converted into 20% or more of the common stock outstanding and we have not previously obtained stockholder approval to issue more than 20%. In such event, the conversion price will be adjusted to 80% of the then conversion price. Further, due to Nasdaq SmallCap listing requirements, the Company will be required to seek stockholder approval to allow for the conversion of the Series B preferred stock in an amount exceeding 20% or more of its common stock outstanding before issuance. If we fail to obtain stockholder approval, the conversion price will be adjusted to 60% of the then conversion price by contract, we cannot issue more than the 20% without stockholder approval.

     Upon an adjustment of the conversion price, the number of shares into which the Series B convertible preferred stock may be converted is correspondingly adjusted. The conversion price and number of shares of common stock underlying the Series B convertible preferred stock is also subject to adjustment for stock splits, stock dividends, combinations, capital reorganizations, and similar events relating to our common stock.

     The holders of stock cannot convert the Series B convertible preferred stock into common stock beyond that which would result in their holdings exceeding more than 4.9% of the then issued and outstanding shares. This provision was negotiated between us and the holders of the Series B Convertible preferred stock.

     Voting Rights. The Series B convertible preferred stock has no general voting rights. However, holders of the Series B convertible preferred stock have the right to consent to the issuance of any capital stock that is senior to the Series B convertible preferred stock, to any amendment of our certificate of incorporation which materially and adversely affects the Series B convertible preferred stock, and to any amendment to the terms of the Series B convertible preferred stock. In addition, pursuant to the purchase agreements entered into in connection with the issuance of the Series B convertible preferred stock, without the consent of the holders of the Series B convertible preferred stock, we may not issue for approximately twelve months after issuance of the Series B preferred stock, any common stock (or securities convertible into common stock), at a price below the market price of the common stock on the date of issuance, except in certain specified instances. For approximately twelve months after issuance, the holders of the Series B convertible preferred stock also have a right of first refusal to acquire any such equity securities except in specified instances set forth in the purchase agreements.

     Dividends. Dividends at the rate of $60 per annum per share of Series B preferred stock (6% annual dividend) are payable in cash or, at our option, may be added to the value of the Series B convertible preferred stock subject to conversion and to the $1,000 per share liquidation preference of the Series B convertible preferred stock.

Redemption

     By Us. If we are in compliance with the terms of the Series B convertible preferred stock and our agreements with the Series B convertible preferred stockholders, we have the right at any time to redeem the Series B convertible preferred stock at a premium (generally, 120% of the $1,000 per share liquidation value plus accrued and unpaid dividends), and under certain circumstances, at the market value of the common stock into which the Series B convertible preferred stock would otherwise be convertible. Assuming we are in compliance with such terms and agreements, after the third anniversary of issuance, we may redeem the Series B convertible preferred stock at its liquidation value plus accrued and unpaid dividends.

     By the Holders of the Series B Convertible Preferred Stock. If certain events occur which are solely within our control, the holders of the Series B convertible preferred stock have the right to request that we repurchase all or some of their Series B convertible preferred stock at the greater of the premium or converted market value. Those events in which holders may request repurchase include the following:

o there is no closing bid price reported for our common stock for five consecutive trading days;

o    our common  stock  ceases to be listed for  trading on the Nasdaq  SmallCap
     Market;

o the holders of the Series B convertible preferred stock are unable, for 30 or more days (whether or not consecutive), to sell their common stock issuable upon conversion of the Series B convertible preferred stock pursuant to an effective registration statement;

o we default under any of the agreements relating to our sale of the Series B convertible preferred stock, including our failure to timely deliver certificates for common stock upon conversion;

o    certain business combination events;

o the adoption of any amendment to our Articles of Incorporation materially adverse to the holders of the Series B convertible preferred stock without the consent of the holders of a majority of the Series B convertible preferred stock; and

o the holders of the Series B convertible preferred stock are unable to convert all of their shares because of limitations under exchange or market rules that require stockholder approval of certain stock issuances and we fail to obtain such approval.

     However, we may issue a Control Notice to eliminate any repurchase right if the events are not solely within our control.

     Liquidation Rights. Upon liquidation, the holders of the Series B convertible preferred stock will be entitled to receive, before any distribution to holders of our common stock or any other class or series of our capital stock ranking junior to the Series B convertible preferred stock, liquidation distributions equal to $1,000 per share, plus any accrued and unpaid dividends.

Stock Options

     As of April 26, 2001, we had outstanding options to purchase a total of 2,299,285 shares of common stock at exercise prices ranging from $1.125 to $4.50 per share, of which options to purchase 2,019,969 shares were exercisable. Some of these options are subject to vesting, and in general, have a three or five year exercise period. See our "Annual Report on Form 10-K - Notes to Financial Statements."

Other Warrants

     As of April 27, 2001, warrants to purchase a total of 3,549,734 shares of common stock were outstanding with exercise prices ranging from $1.50 to $3.00 per share, all of which were exercisable. Included in the number of warrants are warrants to purchase 1,203,809 shares of common stock which are subject to resale by this Prospectus. See our "Annual Report on Form 10-K - Notes to Financial Statements" which is incorporated by reference in this Prospectus.

                     CERTIFICATE OF INCORPORATION AND BYLAWS

     Our Amended and Restated Certificate of Incorporation provides that we will indemnify directors and officers of the company to the fullest extent permitted by Delaware Law. Further, our bylaws provide authority for the company to maintain a liability insurance policy that insures directors or officers against any liability incurred by them in serving for the company.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication.

                                 TRANSFER AGENT

     The transfer agent for our common stock is Computershare Transfer and Trust, 12039 West Alameda Parkway, Suite Z-2, Lakewood 80201-1596.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 30, 2000, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the financial statements), which is incorporated by reference in this Prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

     The validity of the shares of common stock offered by the selling stockholders through this Prospectus will be passed upon for us by Bartel Eng & Schroder. Mr. Adams, a shareholder of Bartel Eng & Schroder, beneficially owned warrants to acquire 4,722 shares of common stock and owned outright 18,110 shares of common stock as of April 30, 2001 which represents less than one percent of the total outstanding number of shares.

                       WHERE CAN YOU FIND MORE INFORMATION

     Government Filings: We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwest Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms. Most of our filings are also available to you free of charge at the Securities and Exchange Commission's website at http://www.sec.gov.

     Stock Market: Our common stock is listed on the Nasdaq SmallCap Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Registration Statement: We have filed a registration statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission with respect to the common stock offered under this Prospectus, and this Prospectus is a part of that registration statement. However, it does not contain all of the information contained in the registration statement and the exhibits filed with the registration statement. You should refer to the registration statement and its exhibits for further information about us and the common stock offered under this Prospectus.

     Information Incorporated by Reference: The Securities and Exchange Commission rules and regulations allow us to "incorporate by reference" the information that we file with the Securities and Exchange Commission. This means that we can disclose additional important information to you by referring to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file in the future with the Securities and Exchange Commission will automatically update and supersede this information. We have filed the following documents with the Securities and Exchange Commission and the information contained in those documents is incorporated by reference into this Prospectus:

     (1)  Annual Report on Form 10-K for the year ended June 30, 2000;

     (2) Quarterly Reports on Form 10-Q for the quarter ended September 30, 2000, December 31, 2000 and March 31, 2001;

     (3) Proxy Statement for the Annual Meeting of Stockholders held on December 14, 2000; and

     (4)  The description of our common stock contained in Form 8-A.

     Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended, following the date of this Prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this Prospectus and will be made a part of it from the date of filing with the Securities and Exchange Commission.

                       GLOSSARY OF CERTAIN TECHNICAL TERMS


510(k): formal notification to the Food and Drug Administration ("FDA") by manufacturers of Class I devices to obtain clearance to market the medical device. The device must be substantially equivalent to devices manufactured prior to 1976.

AUTOLOGOUS: autogenous; related to self; originating within an organism itself, as obtaining blood from the patient for use in the same patient.

CRYOPRECIPITATE: any precipitate (substance that is separated out of a solution of plasma) that results from cooling, as cryoglobulin or antihemophilic factor.

CRYOPRECIPITATED AHF: a preparation of antihemophilic factor, which is obtained from a single unit of plasma collected and processed in a closed system.

CRYOPRESERVATION: maintaining the life of excised tissue or organs by freezing and storing at very low temperatures.

CRYOSEAL(TM): system for harvesting fibrinogen-rich cryoprecipitate from a donor's blood plasma, a blood component that is currently licensed by the FDA for the treatment of clotting protein deficient patients.

FIBRINOGEN: a blood protein that is converted to fibrin in the clotting of blood.

HEMOSTATIC: (1) checking the flow of blood; (2) an agent that stops the flow of blood.

PLATELET DERIVED GROWTH FACTOR (PDGF): a substance contained in platelets and capable of inducing proliferation of vascular cells, vascular smooth muscle cells; its action contributes to the repair of damaged vascular walls.

PROGENITOR: a parent or ancestor.

THERMOLABILE: easily altered or decomposed by heat.